                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 25)*

                     Rio Hotel & Casino, Inc.
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                          (Name of Issuer)

                   Common Stock, $.01 par value
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                  (Title of Class of Securities)

                            767 147 101
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                          (CUSIP Number)


 James A. Barrett, Jr., 3700 West Flamingo, Las Vegas, Nevada 89103
                        Tel: (702) 252-7733
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 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                          January 1, 1999
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      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  767 147 101               PAGE    2    OF    6    PAGES
         ---------------                  -------    -------

 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Anthony A. Marnell II

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                 (b)  [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
     Not applicable.

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                [ ]
                      Not applicable.

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

               7   SOLE VOTING POWER
                     -0-
  NUMBER OF
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY         -0-
  OWNED BY
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING          -0-
   PERSON
    WITH       10  SHARED DISPOSITIVE POWER
                     -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14  TYPE OF REPORTING PERSON*
     IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.

CUSIP NO.  767 147 101               PAGE    3    OF    6    PAGES
         ---------------                  -------    -------

 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Austi, LLC

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                 (b)  [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
     Not applicable.

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                [ ]
                      Not applicable.

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Nevada

              7   SOLE VOTING POWER
                    -0-
 NUMBER OF
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY        -0-
  OWNED BY
    EACH      9   SOLE DISPOSITIVE POWER
 REPORTING          -0-
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                    -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14  TYPE OF REPORTING PERSON*
     00


               *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.

CUSIP NO.   767 147 101                   PAGE    4    OF    6    PAGES
          ---------------                      -------    -------

 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     James A. Barrett, Jr.

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
                                                                 (b)  [ ]

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
     Not applicable.

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                [ ]
                       Not applicable.

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

               7  SOLE VOTING POWER
                    -0-
  NUMBER OF
   SHARES      8  SHARED VOTING POWER
BENEFICIALLY        -0-
  OWNED BY
    EACH       9  SOLE DISPOSITIVE POWER
  REPORTING         -0-
   PERSON
    WITH      10  SHARED DISPOSITIVE POWER
                    -0-

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                                                           [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14  TYPE OF REPORTING PERSON*
     IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.

   THIS AMENDMENT NO. 25 AMENDS THE SCHEDULE 13D, AS MOST RECENTLY AMENDED BY AMENDMENT NO. 24 THERETO DATED AUGUST 9, 1998 (THE "SCHEDULE 13D"), OF ANTHONY A. MARNELL II, AUSTI, LLC AND JAMES A. BARRETT, JR. (COLLECTIVELY, THE "REPORTING PERSONS"), WITH RESPECT TO THE COMMON STOCK, $.01 PAR VALUE ("COMMON STOCK"), OF RIO HOTEL & CASINO, INC., A NEVADA CORPORATION (THE "ISSUER"). EXCEPT AS SPECIFICALLY PROVIDED HEREIN, THIS AMENDMENT NO. 25 DOES NOT MODIFY ANY OF THE INFORMATION PREVIOUSLY REPORTED ON THE SCHEDULE 13D.


ITEM 4.  PURPOSE OF TRANSACTION

   Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     This Amendment No. 25 is being filed to report the disposition of all of the shares of Common Stock beneficially owned by the Reporting Persons.

     As previously reported in the Schedule 13D, on August 9, 1998, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Harrah=s Entertainment, Inc., a Delaware corporation ("Harrah=s"), and HEI Acquisition Corp. III, a Nevada corporation and a wholly owned subsidiary of Harrah=s ("MergerSub"), which provided for the merger (the "Merger") of the Issuer and MergerSub with the Issuer continuing as the surviving corporation.

      On January 1, 1999, the Merger was consummated as contemplated by the Merger Agreement and the Reporting Persons disposed of all of the shares of Common Stock owned by them. Pursuant to the Merger Agreement, each share of Common Stock was exchanged for one share of Harrah=s common stock, par value $0.10 per share.


ITEM 5.   INTEREST IN SECURITY OF THE ISSUER

     Item 5 of the Schedule 13D is hereby amended as follows:

      As of the date hereof, as a result of the Merger described in Item 4 above, the Reporting Persons no longer beneficially own any shares of Common Stock.

     Additional Response Pursuant to Item 5(c):

      The Reporting Persons effected the following transaction involving Common Stock during the past sixty days:

      On December 24, 1998, Mr. Barrett, through the Barrett Family Revocable Living Trust, donated 3,000 shares of Common Stock to charitable organizations.

      On December 31, 1998, a newly-formed parent holding company of Marnell Corrao Associates, Inc. ("MCA") merged into Austi International, Inc. ("Austi International"), with the holding company continuing as the surviving corporation (the "Austi Merger"). MCA and Austi International are each wholly-owned or substantially wholly-owned by Mr. Marnell through various entities. Austi International owns 43.54% of Austi, LLC, which is the record owner of 3,827,030 shares of Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    See response to Items 4 and 5.

                                                 Page 5 of 6 Pages

                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: January 4, 1999     /s/ Anthony A. Marnell II
                           ---------------------------------------
                           ANTHONY A. MARNELL II
                           By:  JAMES A. BARRETT, JR.
                                ATTORNEY-IN-FACT FOR  ANTHONY  A.
                                MARNELL II

                           AUSTI, LLC


Dated: January 4, 1999     By:  /s/ James A. Barrett, Jr.
                              ------------------------------------
                                JAMES A. BARRETT, JR., CO-MANAGER



Dated: January 4, 1999     /s/ James A. Barrett, Jr.
                           ---------------------------------------
                           JAMES A. BARRETT, JR.

                                                 Page 6 of 6 Pages